EXHIBIT 99.1

Brookfield Infrastructure Extends Voluntary Sale Program

BROOKFIELD, NEWS, Sept. 30, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) and Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) (collectively “Brookfield Infrastructure”) today announced they are extending the voluntary sale program (the “Program”) they initiated in July 2021 through which eligible holders of BIP limited partnership units and/or BIPC class A exchangeable subordinate voting shares (collectively the “Odd Lot Securities”) may conveniently sell their Odd Lot Securities. The program benefits securityholders who held fewer than 100 Odd Lot Securities, as of July 7, 2021, being the record date in respect of the Program, and want to sell their Odd Lot Securities without paying brokerage commissions, thereby avoiding having to incur fees that could represent a material percentage of their proceeds. Additionally, the Program should permit any interested holder of Odd Lot Securities on the record date (July 7, 2021) and who does not have a brokerage account the ability to sell their Odd Lot Securities without the cost and inconvenience of opening such an account.

Registered and beneficial holders of Odd Lot Securities as of the record date are able to participate. The program will run until December 31, 2021 at 5:00 p.m. (Eastern Time), unless otherwise extended, and will operate through the facilities of the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) in compliance with the NYSE and TSX policies of Odd Lot Selling and Purchase Arrangements.

Brookfield Infrastructure has arranged for Computershare Trust Company of Canada, Computershare Investor Services Pty Limited and Georgeson LLC (“Computershare”) to manage the Program. Questions regarding the Program should be directed to Computershare by calling toll free:

Computershare Trust Company of Canada:	(North America) +1 866 302 7102 (International) +1 514 982 7458
Computershare Investor Services Pty Limited	(Australia) 1300 034 142
Georgeson LLC	(US) + 1 855 641 0884

An information booklet with details about how to participate in the Program was mailed to eligible holders on or about July 15, 2021. Securityholders can tender their Odd Lot Securities online by visiting www.oddlotsaleprogram.com and using their unique system generated account code and control code on page 1 of the Letter of Transmittal.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. Brookfield Infrastructure is not offering to purchase Odd Lot Securities from participants. Brookfield Infrastructure is not making any recommendation as it relates to holding or selling Odd Lot Securities, and is not making any representation as to the price which may be realized on the sale of Odd Lot Securities under the Program. Eligible securityholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating in the Program. The tax consequences for each participant in the Program may vary. Brookfield Infrastructure and Computershare make no representations with respect to the tax consequences for a particular participant. It is recommended that each holder of Odd Lot Securities consult their personal tax advisor as to the consequences to them of a sale under the program. Participation in the program is voluntary.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$625 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Sebastien Bouchard Vice President, Communications Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com